03011637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 0 4 2003
1086

SEC FILE NUMBER
8-29616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cantor Fitzgerald Partners

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jeffrey M. Chertoff, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cantor Fitzgerald Partners as of December 31, 2002 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

CAROLINE A. KOSTER
Notary Public, State of New York
No. 02K06079234
Qualified in New York County
Commission Expires August 19, 2006

CANTOR FITZGERALD PARTNERS
(SEC. ID No. 8-29616)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald Partners:

We have audited the accompanying statement of financial condition of Cantor Fitzgerald Partners (the "Partnership") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald Partners at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2003

CANTOR FITZGERALD PARTNERS

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Cash	$ 3,241,045
Investment - unencumbered	2,503,000
Receivables from affiliates	1,732,201
Receivables from brokers, dealers and clearing organizations	202,121
Other assets	1,849,681
Total assets	$ 9,528,048

Liabilities and Partners' Capital

Accrued liabilities	$ 595,079
Payables to affiliates	44,793
Total liabilities	639,872
Partners' Capital	8,888,176
Total liabilities and partners' capital	$ 9,528,048

See notes to statement of financial condition.

CANTOR FITZGERALD PARTNERS

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald Partners (the "Partnership") is a general partnership organized under the laws of the State of New York. The Partnership engages in business as a broker in corporate, municipal and other debt securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS" - 99%) and Cantor Fitzgerald, L.P. ("CFLP" - 1%) (collectively with their subsidiaries, "Cantor"). CFS is the managing general partner.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the financial statement. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

Commissions Revenue: Securities transactions and the related transaction revenues and expenses are recorded on a trade date basis.

Investment: The Partnership carries its investment in The NASDAQ Stock Market, Inc. at fair value.

Income Taxes: Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. However, the Partnership is subject to Unincorporated Business Tax in the City of New York for which it records an income tax provision.

2. September 11 Events

On September 11, 2001, the Partnership's principal place of business at One World Trade Center was destroyed, and as a result, the Partnership lost 96 of its 120 employees. Cantor and eSpeed Inc. ("eSpeed"), a majority owned subsidiary of CFS, lost in the aggregate 658 employees (the "September 11 Events").

As a result of the September 11 Events, the Partnership's business of providing brokerage services in corporate and other debt securities was suspended and has not resumed as of December 31, 2002.

The Partnership's ultimate parent, CFLP, has received a settlement under Cantor's business interruption insurance claim related to the September 11 Events. Management has determined that there will be no allocation of the settlement to the Partnership.

CFLP intends to continue to distribute 25% of its profits, that would otherwise be distributable to its partners, for the benefit of the families of the Partnership's employees who were lost on September 11, 2001. From such distributions, CFLP will provide 10 years of healthcare benefits to the families. These costs will be borne by CFLP and not by the Partnership.

3. Municipal Partners

On January 30, 2002, the Partnership, sold its municipal bond brokering business, including assets associated with the Municipal Partners Inc. acquisition, to Municipal Partners, LLC (the "LLC"), a company organized by former employees of the Partnership in exchange for, among other things, a special membership interest in the LLC. In addition, the Partnership loaned $1,000,000 on a secured basis to the LLC, which is included in receivables from affiliates in the accompanying Statement of Financial Condition, bearing interest at 6% and maturing at various dates through 2007.

In July 2002, the LLC obtained its broker dealer license and ceased clearing transactions through the Partnership. In October 2002, the LLC commenced an arbitration against the Partnership relating to, among other things, certain charges associated with a Transition Agreement between the parties. The parties have agreed to submit this dispute to non-binding mediation.

At December 31, 2002, management continues to believe the investment in the LLC is not impaired and is properly recorded at its carrying value of $1,787,500.

4. Related Party Transactions

During the year ended December 31, 2002, the Partnership entered into reverse repurchase agreements, which were transacted on an overnight basis with CFS. Under the terms of these agreements, the securities collateralizing the reverse repurchase agreements were held under a custodial arrangement with a third-party bank and are permitted to be resold or repledged. There were no open reverse repurchase agreements at December 31, 2002.

Under a Joint Services Agreement among the Partnership and eSpeed, eSpeed earns transaction revenue equal to a percentage of the Partnership's commission revenue on certain customer transactions for services provided by eSpeed. The percentage of the transaction revenues ranges from 2.5% to 100%, depending on the type of electronic services provided for the transaction. On certain transactions (those where eSpeed receives 100% of the commission revenue), the Partnership provides eSpeed with fulfillment services for which the Partnership is paid a fee of 50% of the transaction revenues earned on the transaction.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting services. In addition, under a Joint Services Agreement between the Partnership and eSpeed, eSpeed provides network, data center, server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services.

Under a contract between the Partnership and Cantor Fitzgerald & Co. ("CFCO"), CFCO performs clearance and settlement services for the Partnership's corporate and other debt securities business. Under the contract, the Partnership pays CFCO 10% of the associated commission revenues for the services. For the year ended December 31, 2002, as a result of the September 11 Events, there were no transactions executed under this arrangement.

5. Commitments and Contingencies

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Partnership, in some of which substantial amounts are claimed. In the opinion of the Partnership's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Partnership's financial condition. Employee Benefit Plans

6. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Partnership's portion of the expenses associated with the administration of the Plan are currently paid by CFLP at its option.

Under the terms of an Incentive Unit Bonus Plan (the "Incentive Plan") of CFLP, certain employees of the Partnership may be granted bonus awards, which consist of Limited Partner Units of CFLP and certain related CFLP payments (the "Awards"). On the date of any Award, the Partnership recognizes compensation expense equal to the full amount of the Award, and establishes a corresponding liability to CFLP.

7. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Partnership had net capital of $2,601,133 which was $2,501,133 in excess of its required net capital, and the Partnership's net capital ratio was .25 to 1.

8. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

9. Fair Value of Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

March 1, 2003

Cantor Fitzgerald Partners
135 East 57th Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Cantor Fitzgerald Partners (the "Partnership") for the year ended December 31, 2002 (on which we issued our report dated March 1, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule-17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership 's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP